MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Mala Noche Resources Corp. (the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2009. Additional information on the Company can be found under Mala Noche’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures in this MD&A are expressed in Canadian dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” section and the “Cautionary statement on forward-looking information” at the end of this MD&A.

This MD&A has been prepared as of April 28, 2010.

OVERVIEW

The Company is engaged in the business of acquiring, exploring, developing and ultimately achieving commercial production from mineral resource properties. The Company currently has one mineral interest, the Ventanas property in Mexico, which is at the exploration stage. The Ventanas property has a long history of mineral exploration and development, however, little information exists on its commercial production. Furthermore, the timeline to bring an exploration property to commercial production is generally long and there is no certainty that profitable commercial production will ever be achieved. Considering these factors, and in light of the global economic crisis and drastic decline in financial markets that began in the second half of 2008, management decided to defer further exploration activities on the property. The property is therefore being held on a care and maintenance program, which requires minimal cash outlays during the period of deferral.

The Company is currently seeking acquisition opportunities, specifically focusing on producing or near-term producing precious metals assets. Management’s goal is to transform the Company into a revenue-generating precious metals producer within the current (2010) fiscal year. To achieve this goal, the Company will rely primarily on the operations expertise of its Co-Chair Eduardo Luna. Management believes that there are a number of less established companies that have producing or near-term producing precious metals assets that are struggling because of a lack of experience with respect to operations and the capital markets, and there is an opportunity for the Company to assist in those situations. There are also companies that are looking to divest producing assets, which are non-core to their operations, and the Company may be able to acquire such non-core assets. There is no assurance that the Company will be able to find a suitable acquisition or that if one is identified, the Company will be able to consummate a transaction.

The net proceeds of the brokered private placement that the Company closed on July 2, 2009, amounting to approximately $1.6 million, provided and will continue to provide the funds for due diligence costs required to review various acquisition opportunities.

Mala Noche Resources Corp. was a private company until it was acquired by Apoka Capital Corporation, a capital pool company pursuant to the policies of the TSX Venture Exchange (“TXSV”), on October 29, 2008 (the “Qualifying Transaction”). The Qualifying Transaction was a reverse takeover under Canadian GAAP and the policies of the TSXV whereby Apoka acquired all of the outstanding capital of privately-owned Mala Noche Resources Corp., on a one-for-one basis. Concurrent with the completion of the transaction, Apoka changed its name to “Mala Noche Resources Corp.” and commenced trading on the TSXV on October 31, 2008 under the symbol “MLA”.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Ventanas option agreement

On May 8, 2007, the Company entered into an option agreement, as amended on August 7, 2008 and April 6, 2010, (the “Agreement”) with Desarrollos Mineros San Luis, S.A. de C.V. ("San Luis"), a Mexican corporation, to acquire up to a 70% interest in the Ventanas property (the “Property”), in the state of Durango, Mexico. The ultimate parent company of San Luis is Goldcorp Inc. The agreement with San Luis has two parts ("First Option" and "Second Option").

The First Option will enable the Company to acquire a 49% undivided interest in the Property by spending US$5,000,000 on exploration costs as follows:

(a)	US$2,500,000 on or before May 8, 2011; and

(b)	US$5,000,000 on or before May 8, 2012, including the amounts in (a).

The Second Option will enable the Company to acquire an additional 21% undivided interest in the Property by spending an additional aggregate amount of US$3,000,000 on exploration costs as follows:

(c)	US$1,500,000 on or before the first anniversary of the having earned the First Option; and

(d)	US$3,000,000 on or before the second anniversary of having earned the First Option, including the amounts in (c).

If the Company exercises the Second Option, San Luis has the right, within 90 days, to buy back an undivided 30% beneficial interest in the Property, such that San Luis will thereafter have an undivided 60% beneficial interest and the Company will have an undivided 40% beneficial interest, by paying the Company an amount equal to US$16,000,000 less the amount of all maintenance costs paid by San Luis during the period of the Agreement. During the first option period up to May 8, 2010, San Luis is responsible for all maintenance obligations to maintain the Property in good standing with all government authorities and applicable laws, including the performance of minimum assessment work, the payment of mining taxes and compliance with environmental laws and after May 8, 2010 the Company is responsible for such obligations. After exercise of the First Option, maintenance obligations will be funded by the Company and San Luis in proportion to their respective beneficial interests.

The Company is the operator of the Property during the term of the Agreement and, as such, is responsible for carrying out and administering all exploration activities. As at December 31, 2009, the Company had spent $1,715,428 (December 31, 2008 - $1,584,750) on the Property, as follows:

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

		Incurred
		during year
	Balance,	ended	Balance,
	December 31,	December 31,	December 31,
	2008	2009	2009
	$	$	$
Wages, salaries and consulting	456,076	16,359	472,435
Drilling and exploration	166,668	-	166,668
Professional fees	107,509	34,313	141,822
Equipment rental	136,990	-	136,990
Technical reports	71,846	47,190	119,036
Camp	78,506	4,572	83,079
Laboratory analysis	71,457	-	71,457
Transportation and freight	69,450	(374)	69,076
Administrative expenses	40,063	2,002	42,064
Fuel and lubricants	40,782	952	41,734
Geology and surveying	37,703	-	37,703
Exploration materials	9,050	24,468	33,518
Insurance	29,247	-	29,247
Equipment maintenance	23,664	370	24,034
Travelling	9,335	55	9,390
Permits, licenses and dues	1,626	99	1,725
Utilities	1,389	137	1,526
	1,351,362	130,143	1,481,505
Vehicles and equipment	233,388	535	233,923
	1,584,750	130,678	1,715,428

All mineral interest costs qualify as exploration expenses under the Agreement. As at December 31, 2009, the Company had incurred the equivalent of US$1,594,028 in aggregate exploration expenses, leaving a minimum of US$905,972 to be incurred by May 8, 2011 to maintain the First Option in good standing. The Company plans to spend these additional exploration costs by the due date to maintain the First Option in good standing.

Ventanas property

The information about the Ventanas property in this MD&A has been extracted from the NI 43-101 compliant technical report dated January 27, 2009 (the “Technical Report”) prepared by A.C.A. Howe International Limited (“Howe”). The full text of the Technical Report may be accessed under the Company’s profile at www.sedar.com.

The Ventanas property (the “Property”) is in the Ventanas Mining District or southern part of the San Dimas District along the western flank of the Sierra Madre Occidental mountain range in Durango Province. The Property is located in a large volcanic belt prospective for gold, silver and polymetallic deposits.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Property is presently composed of 28 near-contiguous mining concessions covering approximately 3,470 hectares or 35 square kilometres that are centered near coordinates 23°54’06”N latitude and 105°44’58”W longitude; near to the border of Sinaloa and Durango states and 120 km west of the city of Durango, the capital of Durango State.

The Property is considered to be a mid-stage exploration project containing multiple low to intermediate sulphidation epithermal veins systems. The Property is divided into three vein areas, the Mala Noche, Ventanas, and San Cayetano areas, and each have numerous, previously explored and worked veins that have a style of mineralization that is similar to the productive Tayoltita District 32 km to the north. Presently the Property contains 17 old mines and workings.

Precious metals were first mined in the San Dimas District by the Spanish in 1757. The Spanish presence and production in the district continued until the beginning of the Mexican War of Independence in 1810 at which time mining in the area largely ceased. Larger-scale mining activity resumed in the mid- to late-1880s with the arrival of Americans and the introduction of modern mining methods. It was during this time that many of the mines and workings on the Property were developed. The New York-based New Ventanas M. & E. Co. or “Ventanas Company” operated several mines in the San Cayetano and Ventanas areas between 1907 and 1911 until the outbreak of the Mexican Revolution. Various companies mined the Property until 1973, after which activity in the area largely ceased. Total historical silver and gold production from the Property is unknown since production records are incomplete.

San Luis acquired the Property in 1979 and up to 2000 it and its parent company, Luismin S.A. de C.V. (“Luismin”), carried out extensive exploration and sampling work with the intent to establish sufficient mineral resources to restart production. San Luis never did resume production, preferring instead to grant a succession of options to a variety of companies on similar terms to the Company’s option agreement.

The Company initiated exploration activities of the Property in late-2007, when it completed a chip-channel sampling program to verify earlier surface sample results of other companies and, in preparation for its field work and diamond drilling, carried out a significant amount of road rehabilitation and building, and drill pad preparation. The Company’s drilling program commenced in September 2008 utilizing two drill rigs; one operating at the Valenciana vein and the other at the Mala Noche vein. Five holes totalling 1,469 metres were drilled, surveyed and sampled. The Technical Report summarized the Company’s 2008 work program. Fire assays of mineralized samples from the diamond drilling program at the Mala Noche vein returned grades ranging from 0.45 g/t Au and 29 g/t Ag over a core length of 1.90 metres to 4.43 g/t Au and 200 g/t Ag over a core length of 3.60 metres which included a 1.6 metre interval averaging 7.42 g/t Au and 207 g/t Ag. Other significant intersections included a core interval of 8.77 metres grading 2.81 g/t Au and 193 g/t Ag. Note that the mineralized intervals are core lengths, not the true widths which remain to be confirmed.

During November-December 2008, Howe carried out a detailed audit (the “the Howe Audit”) of Luismin’s historic April 1998 Mineral Resource estimate (the “Luismin Estimate”) originally disclosed in Luismin’s Mineral Resource report dated May 30, 1998 (the “Luismin Report”) for the purpose of verifying the calculations of the Luismin Estimate, and reclassifying the Luismin Estimate into current NI 43-101 compliant categories.

When conducting the Howe Audit, Howe reviewed the parameters, assumptions and methods of estimation and classification of the Luismin Estimates, and recalculated grade, width and tonnage of each individual estimate using data and methods tabulated in the Luismin Report. The Howe Audit recalculated the Luismin Estimate into current NI 43-101 compliant mineral resources shown in the table below.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Combined Mala Noche and Mala Noche Alto Vein Resources

Classification	Tonnes	Au (g/tonne)	Ag (g/tonne)	Au grams	Ag grams	Au ounces	Ag ounces
Total Indicated	155,000	2.49	258	386,000	39,990,000	12,000	1,286,000
Total Inferred	229,400	2.31	412	530,000	94,513,000	17,000	3,039,000

Note that mineral resources that are not mineral reserves do not have demonstrated economic viability. Details on the key assumptions, methods, and parameters used to estimate the Company’s current resources, as well as information on data verification is available in the Technical Report and the Company’s Annual Information Form dated April 28, 2010 both filed with Canadian securities regulators and available on SEDAR at www.sedar.com.

Felix Lee, P Geo., senior geologist at Howe, is the Qualified Person, as defined under NI 43-101, who supervised this program and approved the technical information presented above.

As disclosed elsewhere in this MD&A, further exploration work on the Property was deferred at the end of 2008, when global financial markets deteriorated and the economic outlook became uncertain. The Property was put on a care and maintenance program, which remains its status as of the date of this MD&A. Management’s primary focus is currently on acquiring a producing, or near-term producing mineral interest, however, it intends to resume exploration activities on the Property in the future. Management continues to believe that the Property is a quality asset and that the carrying amount of the costs it has expended to date will be recoverable.

SELECTED ANNUAL INFORMATION

The following table provides selected financial data for the last three fiscal periods.

As at and for the year ended December 31	2009	2008	2007¹
	$	$	$
Revenue	-	-	-
Net loss	(874,080)	(755,165)	(18,910)
Loss per share, basic and diluted	(0.02)	(0.05)	(0.01)
Total assets	2,929,799	1,939,248	416,655
Total long-term liabilities	-	-	-
¹ Period from date of incorporation on December 18, 2006 to December 31, 2007

Historically the Company has not generated revenue. It is currently seeking acquisition opportunities of producing, or near-term producing, assets, however, there can be no assurance that the Company will be successful in completing an acquisition.

The Company had minimal activity in 2007; the net loss resulted mainly from incorporation costs and the majority of its assets comprised cash from a private placement of common shares. The Company entered into the option agreement to acquire the Ventanas property in 2007 and incurred $90,109 on exploration costs.

Approximately two-thirds of the net loss in 2008 was due to stock-based compensation of $522,405. General and administration expenses increased somewhat after completion of the Qualifying Transaction on October 29, 2008. The Company ramped up exploration activity on the Ventanas property, incurring a total of $1,494,641, which was funded mainly from a private placement of common shares. At the end of 2008, when the global economic climate deteriorated and the outlook became uncertain, the property was put on care and maintenance.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

General and administrative expenses increased in 2009 due mainly to the costs of being a public company and costs related to the search for acquisition opportunities. The increase in assets was mainly due to residual cash from a mid-year private placement of common shares and warrants. The Company incurred $130,678 on the Ventanas property, mainly related to completion of the Technical Report and a payment to cancel the drilling contract (see Liquidity and Capital Resources below).

RESULTS OF OPERATIONS

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results of operations.

Year ended December 31, 2009 compared with year ended December 31, 2008

The Company incurred a net loss of $874,080 during the year ended December 31, 2009 compared with a net loss of $755,165 in the same period last year. The Company currently has no revenue-producing operations; the net loss in both periods was attributable to administrative and other expenses.

	2009	2008	Change
	$	$	$
Revenue	-	-	-
General and administrative expenses	(678,003)	(116,738)	(561,265)
Stock-based compensation	(82,191)	(522,405)	440,214
Amortization of fixed assets	(37,753)	(20,778)	(16,975)
Other amounts charged to operations	(76,133)	(95,244)	19,111
Net loss	(874,080)	(755,165)	(118,915)

The $561,265 increase in general and administrative expenses was mainly due to costs of being a public company after the October 29, 2008 Qualifying Transaction and costs related to the Company’s acquisition initiative.

The results of operations and cash flows for periods prior to the October 29, 2008 Qualifying Transaction are those of the private company and reflect a minimal level of activity. Expenses mainly related to being a publicly-listed company increased regulatory costs, insurance, legal and audit fees from $60,145 in 2008 to $158,903 in 2009. In addition, effective from the date of the Qualifying Transaction, the Company agreed to pay management fees to certain of its directors and officers and these fees increased after mid-2009 when the Company escalated its search for acquisition opportunities. Management fees totalled $150,000 in 2009 compared with $14,000 in 2008. The Company incurred $176,832 of legal and other professional costs related to the acquisition initiative in 2009. The acquisition initiative also increased travel expenses from $3,687 in 2008 to $41,325 in 2009 and office expenses from $1,180 in 2008 to $82,184 in 2009, as the Company commenced to lease office space in Vancouver on July 1, 2009.

The Company uses the fair value method to account for stock options granted to directors, officers, employees and consultants. The fair value of options is determined on the grant date using the Black Scholes option pricing model and the amount is charged to operations on a straight-line basis over the vesting period. Stock-based compensation expense was $82,191 in 2009, based on granting 900,000 fully-vested stock options, down from $522,405 in 2008, based on granting 3,850,000 fully-vested stock options. The Company awarded an additional 5,500,000 stock options in 2009, however, they are subject to shareholder approval (because they require amendments to the stock option plan to increase the number of shares reserved under the plan and to extend the term of options from five to 10 years) and, under Canadian GAAP, these options are deemed not granted until such approval is obtained.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Amortization of vehicles and equipment in Mexico increased from $20,778 in 2008 to $37,753 in 2009 as these fixed assets were acquired in mid-2008 and therefore were depreciated for approximately six months in 2008 versus 12 months in 2009.

The components of other amounts charged to operations in 2009 and 2008 are shown below.

	2009	2008	Change
	$	$	$
Other expenses	(54,809)	(48,104)	(6,705)
Foreign exchange loss	(21,570)	(49,376)	27,806
Interest income, net of interest expense	246	2,236	(1,990)
	(76,133)	(95,244)	19,111

Other expenses in 2009 and 2008 comprise amounts which were misappropriated by a Mexican employee. As described in the Company’s 2008 MD&A, management discovered during the course of its 2008 audit that $48,104 of expenses incurred by a Mexican employee appeared to be personal in nature rather than incurred on behalf of the Company. The employee was terminated at this time. Management subsequently discovered in early-2009 that the same Mexican employee had received $54,809 in advances for expenditures purportedly incurred on behalf of the Company, which could not be substantiated. The Company is pursuing full repayment from the employee, however, it is uncertain that any amount will be recovered. The Company has enhanced its internal control systems in Mexico and is confident that a similar situation could not arise in the future.

The foreign exchange losses in 2009 and 2008 mainly arise from translating the accounts of the Company’s Mexican subsidiary into Canadian dollars using the temporal method, as described in Note 2 of the consolidated financial statements. These amounts are unrealized and have no impact on cash flows. The reduced foreign exchange loss in 2009 reflects the fact that the Mexican subsidiary has net monetary liabilities and the peso weakened against the Canadian dollar compared with 2008.

Dividend report and policy

The Company has not paid any dividends since incorporation and has no plans to pay dividends. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares are entitled to an equal share of any dividends declared and paid.

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2008	2008	2008	2008
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net (loss) income	(351,684)	(266,094)	(103,738)	(152,564)	(425,208)	(307,147)	(23,104)	294

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2008	2008	2008	2008
	$	$	$	$	$	$	$	$
Per share¹	(0.01)	0.00	0.00	(0.01)	(0.02)	(0.02)	0.00	0.00
Total assets	2,929,799	3,142,091	1,806,550	1,898,360	1,939,248	1,434,161	1,226,799	396,050
Long-term liabilities	-	-	-	-	-	-	-	-
¹ Per share amounts are basic and diluted

The Company has no revenue-producing operations. It has an interest in one mineral property in Mexico, which is in the exploration stage. All costs incurred in connection with exploration activities have been capitalized to mineral interests.

The increases in net loss during Q3 2008 and Q4 2008 were mainly due to stock-based compensation expense. In Q3 2008, the Company granted 3,850,000 fully-vested stock options and recorded stock-based compensation of $234,659. These options were re-priced upon completion of the Qualifying Transaction, resulting in incremental stock based compensation expense of $287,746 in Q4 2008. Net loss in Q3 2009 also includes stock-based compensation expense of $82,192, resulting from the award of 900,000 fully-vested stock options.

Net loss in Q4 2008 and Q1 2009 includes $48,104 and $54,809, respectively, to write off costs incurred by and advances to a Mexican employee that were personal in nature rather than related to the business of the Company. Net loss in Q3 2009 and Q4 2009 includes incremental expenses related to the Company’s acquisition initiative. Income in Q1 2008 reflects a foreign exchange gain offset by minimal expenses.

The increase in total assets in Q2 2008 was due mainly to the receipt of $864,494 of subscriptions in connection with the private placement that closed on July 17, 2008. Similarly, the increase in total assets in Q3 2009 was due mainly to $1.6 million of cash received from the private placement that closed on July 2, 2009. The increase in total assets in Q4 2008 was due mainly to expenditures on mineral interests, which were funded primarily by accounts payable and $180,000 of share subscriptions.

Some amounts for the 2008 quarters were restated for presentation purposes.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2009, the Company had cash of $1,065,699 (December 31, 2008 - $259,228) and working capital of $1,089,399 (December 31, 2008 – $94,879).

	2009	2008	Change
	$	$	$
Cash flow:
Used in operating activities	(934,552)	(218,050)	(716,502)
Used in investing activities	(131,096)	(1,392,983)	1,261,887
Provided by financing activities	1,879,752	1,548,367	331,385
Effect of exchange rate changes on cash	(7,633)	5,774	(13,407)
Increase (decrease) in cash and cash equivalents	806,471	(56,892)	863,363
Cash and cash equivalents at beginning of year	259,228	316,120	(56,892)
Cash and cash equivalents at end of year	1,065,699	259,228	806,471

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

During the year ended December 31, 2009, the Company’s net cash outflows for operating activities were $934,552 compared with $218,050 for the year ended December 31, 2008. Higher general and administrative costs since the Company’s Qualifying Transaction on October 29, 2008 and costs related to its acquisition initiative increased net cash outflows by $570,469. In addition, net cash outflows for working capital items increased by $146,033 mainly due to settling payables in 2009 that had been accrued in 2008.

Net cash outflows for investing activities were $131,096 during the year ended December 31, 2009, down from $1,392,983 in the prior year due to the deferral of exploration work on the Ventanas property in the fourth quarter of 2008. The property is currently on a care and maintenance program, which requires minimal cash outlays.

The Company closed two private placements in 2009 realizing net proceeds of $1,801,002. These funds were used, and will be used in the future, to fund costs related to reviewing acquisition opportunities, expenditures to maintain the mineral property on a care and maintenance program and corporate administrative costs. In addition, the Company raised $78,750 in 2009 from stock option and warrant exercises and since December 31, 2009, warrant exercises have generated a further $106,667. Funds from private placements produced net cash inflows $1,548,367 last year, which were mainly used to fund the Company’s exploration activities.

Historically, the Company’s sole source of funding has been the issuance of common shares for cash. The Company has no revenue from operations and no source of operating cash flow except for changes in working capital items. The following table shows common share issuances since December 31, 2007.

		Amount
	Shares	(net)
		$
Balance December 31, 2007	8,260,533	379,754
Issuance of common shares [1]	11,320,250	1,121,328
Apoka transaction [2]	5,000,000	238,636
Subscriptions received [3]	-	180,000
Balance December 31, 2008	24,580,783	1,919,718
Issuance of common shares [3]	3,692,500	177,285
Issuance of common shares [4]	30,000,000	1,623,717
Exercise of stock options [5]	425,000	63,750
Exercise of warrants [6]	150,000	15,000
Balance December 31, 2009	58,848,283	3,799,470
Exercise of warrants [7]	1,125,000	106,667
Balance as at date of this MD&A	59,973,283	3,906,137

[1]	July 17, 2008 non-brokered private placement of 11,320,250 common shares at a price of $0.10 per share for proceeds of $1,121,328, net of share issue costs of $10,697.

[2]

Value attributed to Apoka shares was based on $310,621 of net monetary assets of Apoka at time of Qualifying Transaction, reduced by $71,985 calculated fair value of stock options and warrants granted by Apoka.

[3]

January 15, 2009 non-brokered private placement of 3,692,500 common shares at a price of $0.10 per share for proceeds of $357,285, net of issue costs of $11,965, of which $180,000 was received prior to December 31, 2008.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

[4]

July 2, 2009 brokered private placement of 30,000,000 Units at a price of $0.06 a Unit for proceeds of $1,623,717, net of issue costs of $176,283. Each Unit comprised one common share of the Company and one-half of one share purchase warrant. A full warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.10 per share until July 2, 2011.

[5]	October 29, 2009 exercise of 425,000 stock options at an exercise price of $0.15, for proceeds of $63,750.

[6]	December 10, 2009 exercise of 150,000 warrants at an exercise price of $0.10, for proceeds of $15,000.

[7]	January and February 2010 exercises of 833,333 warrants at an exercise price of $0.10 and 291,667 agents’ warrants at an exercise price of $0.08 for aggregate proceeds of $106,667.

The Company’s ability to continue as a going concern is dependent on management’s ability to raise funds through future equity or debt financings, asset sales, exploration option agreements or other means. The Company manages its liquidity by forecasting cash flow requirements for its planned exploration, development and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and significant expenditures and commitments. Failure to realize additional funding, as required, could result in the delay or indefinite postponement of further exploration and development of the Company’s mineral interests. Lack of financing could also jeopardize the Company’s plan to acquire revenue-producing operations.

In the normal course of business, the Company enters into contracts that give rise to commitments for future payments. The Company has consulting agreements with several of its directors and officers, which require monthly payments aggregating $18,000. Effective July 1, 2009, the Company commenced to lease office space in Vancouver on a rolling three month lease at a cost of approximately $10,000 per month. In its 2008 and prior quarter 2009 MD&A, the Company disclosed that it had a contract with a Mexican drilling contractor to drill a total of 20,000 metres and if drilling stopped before reaching the contracted total, the remaining metres would be paid to the contractor at a price of US$100 per metre. Prior to the deferral of exploration work in late-2008, the contractor had drilled 1,469 metres, which exposed the Company to a potential payment of approximately US$1.8 million. During 2009, the Company paid US$26,000 to the drilling contractor to cancel the drilling contract, thereby eliminating any further obligation.

The Company has sufficient cash resources to fund its expected general and administrative costs (including routine expenses related to its acquisition initiative) until about the third quarter of 2010, after which it will require additional financing. The Company will also require financing in order to complete any potential acquisition. Furthermore, the Company is required to spend at least US$905,972 by May 8, 2011 on exploration costs in order to exercise its option to acquire 49% of the Ventanas property. The Company does not currently have the cash resources on hand to fund all of these costs and therefore it will either have to arrange financing to fund the costs or negotiate a modification of the option agreement. Prior to exercise of the option up to June 30, 2010, San Luis is responsible to maintain the Property in good standing with all governmental authorities and applicable laws and after June 30, 2010 the Company is responsible for such obligations, which approximate US$60,000 on an annual basis. If and when the option is exercised, such responsibility is shared between San Luis and the Company in proportion to their respective ownership interest.

The Company’s capital resources exclusively comprise its equity capital. The Company does not have any outstanding debt or lines of credit which have been arranged but as yet unused. The Company continues to review its planned programs, activities and commitments with a view to control cash requirements as much as possible while still striving to develop its business and enhance shareholder value. Additional capital will be required in the longer term. There is no guarantee that the Company will be able to raise additional financing when it is required or that such financing will be available on favourable terms.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not currently have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Board of Directors and management of the Company as at the date of this MD&A are shown below.

Wade D. Nesmith	Director, Chief Executive Officer, Co-Chair
Eduardo Luna	Director, President, Chief Operating Officer, Co-Chair(1)
David Demers	Director
John A. Beaulieu	Director
David Blaiklock	Chief Financial Officer (2)
Stephen Wortley	Corporate Secretary (3)

(1)	Mr Luna was appointed President and Chief Operating Officer on September 28, 2009. Prior to this date, Mr Nesmith was President.
(2)	Mr. Blaiklock was appointed on July 6, 2009
(3)	Mr. Wortley was appointed on July 6, 2009

John E. Boddie was Chief Financial Officer until the appointment of Mr. Blaiklock, when he became Vice President, Strategic Development. On April 19, 2010, Mr. Boddie resigned as an officer of the Company.

During the three and 12 months ended December 31, 2009, the Company accrued the following amounts to directors and officers for management services.

i)	$7,500 and $30,000, respectively, to Nesmith Capital Corp., a company controlled by Wade D. Nesmith.

ii)	$7,500 and $30,000, respectively, to Eduardo Luna.

iii)	$6,000 and $24,000, respectively, to John E. Boddie.

iv)	$33,000 and $66,000, respectively, to David Blaiklock

For the three and 12 months ended December 31, 2008, $14,000 was accrued for management services, as services were only introduced after the Qualifying Transaction. These services were in the normal course of the Company’s business and their cost was measured at the exchange amount, which was the amount of consideration established and agreed to by the related parties. On an ongoing basis, commitments to directors and officers for management services aggregate $16,000 per month.

FOURTH QUARTER REVIEW

The Company incurred a net loss of $351,684 during the three months ended December 31, 2009 (“Q4 2009”) compared with a net loss of $425,208 in the same period last year (“Q4 2008”).

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Q4 2009	Q4 2008	Change
	$	$	$
Revenue	-	-	-
General and administrative expenses	(341,476)	(70,705)	(270,771)
Stock-based compensation	-	(287,746)	287,746
Amortization of fixed assets	(8,082)	(10,940)	2,858
Other amounts charged to operations	(2,126)	(55,817)	53,691
Net loss	(351,684)	(425,208)	73,524

The explanation of differences between the results for Q4 2009 and Q4 2008 are similar to the year 2009 versus the year 2008. The majority of the $270,771 increase in general and administrative expenses in Q4 2009 was due to the Company’s acquisition initiative. Legal and other professional fees and travel expenses incurred in connection with potential transactions amounted to $192,031 in Q4 2009. In addition, the acquisition initiative was mainly responsible for the $38,979 increase in office costs, as the Company commenced to lease office space in mid-2009, and the $40,000 increase in management fees, as further resources were engaged.

About two-thirds of the net loss in Q4 2008 was due to stock-based compensation of $287,746, which resulted from a re-pricing of existing stock options at the time of the Qualifying Transaction (see Note 4 of the consolidated financial statements). There was no stock-based compensation in Q4 2009.

The components of other amounts charged to operations in the fourth quarter are shown below.

	Q4 2009	Q4 2008	Change
	$	$	$
Other income (expenses)	5,719	(48,104)	53,823
Foreign exchange loss	(7,702)	(9,946)	2,244
Interest income, net of interest expense	(143)	2,233	(2,376)
	(2,126)	(55,817)	53,691

As explained above, other expenses in Q4 2008 comprise amounts incurred by a former employee in Mexico which were determined during the 2008 audit to be personal in nature rather than incurred on behalf of the Company. Other income in Q4 2009 mainly relates to a fees earned from charging out the services of a Mexican employee.

	Q4 2009	Q4 2008	Change
	$	$	$
Cash flow:
Used in operating activities	(335,184)	50,106	(385,290)
Used in investing activities	(11,437)	(432,245)	420,808
Provided by financing activities	78,750	401,795	(323,045)
Effect of exchange rate changes on cash	1,389	2,966	(1,577)
Increase (decrease) in cash and cash equivalents	(266,482)	22,622	(289,104)
Cash and cash equivalents at beginning of quarter	1,332,181	236,606	1,095,575
Cash and cash equivalents at end of quarter	1,065,699	259,228	806,471

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

During Q4 2009, the Company’s net cash outflows for operating activities were $335,184 compared with net cash inflows of $50,106 in Q4 2008 due mainly to higher general and administrative costs since the Company’s Qualifying Transaction on October 29, 2008 and costs related to its acquisition initiative. Working capital items (mainly collection of receivables) generated the cash inflows in Q4 2008. Net cash outflows for investing activities were $11,437 in Q4 2009, down from $432,245 in the prior year due to the deferral of exploration work on the Ventanas property in the fourth quarter of 2008. Funds from stock option and warrant exercises produced net cash inflows from financing activities of $78,750 in Q4 2009 while cash of Apoka at the time of the Qualifying Transaction and subscriptions received in connection with a private placement that closed on January 15, 2009 generated most of the financing inflows of $401,795 in Q4 2008.

ADOPTION OF NEW ACCOUNTING POLICIES

On January 1, 2009, the Company adopted The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”), which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The most significant impact of applying Section 3064 to the Company when accounting for a mine in the pre-operating period is changing from evaluating when commercial production commences to instead evaluating the date commissioning of the mine is completed and in use in the manner intended by management. The adoption of Section 3064 did not have a material impact on the consolidated financial statements.

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) which provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s financial statements effective January 1, 2009, with retroactive application. The adoption of EIC-173 did not have a material impact on the consolidated financial statements.

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which amends EIC-126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs are required. EIC-174 is applicable for the Company’s financial statements effective January 1, 2009, with retroactive application. The adoption of EIC-174 did not have a material impact on the consolidated financial statements.

In June 2009, the CICA amended Handbook Section 3862 – Financial Instruments – Disclosures to enhance fair value and liquidity risk disclosures. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels, based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

Level 1 –	inputs are unadjusted quoted prices in active markets for identical instruments;

Level 2 –	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 –	inputs that are not based on observable market data.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The classification of a financial instrument in the hierarchy is based on the lowest level of input that is significant to the measurement of fair value. The additional disclosures required by the adoption of these amendments are included in Note 9 of the consolidated financial statements.

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not have a material impact on the consolidated financial statements.

Accounting policies to be implemented effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaced CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).

Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted, provided all three sections are adopted at the same time. The Company will assess the impact of the adoption of these sections on its consolidated financial statements.

International financial reporting standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly-listed companies will adopt IFRS for interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011. The transition to IFRS will require a restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences with respect to recognition, measurement and disclosures.

The Company has commenced the process to transition from Canadian GAAP to IFRS. It has established a project team, led by the CFO, and it has instituted progress reporting to the Audit Committee on the status of IFRS readiness. An assessment has been performed of the key areas where changes to current accounting policies may be required. The following provides a summary of the Company’s evaluation of potential changes in key areas based on the current standards and guidance within IFRS. In the period leading up to the changeover in 2011, the International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. Management will continue to review new standards, however, at the present time it is not aware of any significant changes prior to the adoption of IFRS that would affect the summary below.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

1)	Mineral interests

IFRS currently allows an entity to retain its existing accounting policies related to the exploration and evaluation of mineral properties, subject to some restrictions. The Company expects to retain its current policy of deferring all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Therefore the Company does not expect that the adoption of IFRS will result in a significant change in its accounting for mineral interests.

2)	Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with discounted cash flows. IFRS uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted basis, but could not be supported on a discounted cash flow basis. The Company does not expect this change will have an immediate impact on the carrying value of its assets.

3)	Foreign currency translation

IFRS utilizes a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. In addition, IFRS requires that the functional currency of the Company and its subsidiary be determined separately. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations. As a result of this difference, the Company’s foreign operations may have a different functional currency under IFRS than under Canadian GAAP.

4)	Stock-based compensation

IFRS and Canadian GAAP largely converge on the accounting for share-based transactions with a few differences. Canadian GAAP allows either accelerated or straight-line amortization of the fair value of stock options under graded vesting. The Company currently uses the straight-line method for all option awards. IFRS, on the other hand, allows only the accelerated method. At December 31, 2009 the Company had stock options for 5,500,000 shares with graded vesting that were subject to shareholder approval. If these options are approved, the Company will apply the accelerated method of amortization, such that there will not be a difference on conversion to IFRS.

5)	Income taxes

IFRS and Canadian GAAP largely converge on the principle for the recognition and measurement of income taxes, however, they have some different exceptions to the principle. Given its limited scope of operations, the Company does not expect changes to its accounting policies related to income taxes on transition to IFRS to result in significant changes to line items within its financial statements.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

6)	Presentation and disclosure

Disclosure requirements under IFRS generally contain more detail than requirements under Canadian GAAP, which will result in more extensive financial statement note references. The increased disclosure could cause the Company to change its financial reporting processes to ensure the appropriate data is gathered.

The Company will continue to analyse the accounting policy differences noted above during the course of 2010. In addition, if the Company is successful in its search for acquisition opportunities, the potential impact of the policy differences noted above could change and the Company could be exposed to other accounting policy differences, which could materially affect its financial statements. The Company is also analyzing the accounting policy choices available in IFRS 1 “First-Time Adoption of International Reporting Standards”, which provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. Based on its existing operations and short history, the Company does not expect the exemptions available in IFRS 1 will materially affect its financial statements upon transition to IFRS.

The expected timing of activities related to the transition to IFRS is summarized below.

Initial analysis of key areas where changes to accounting policies may be required.	Completed during 2009

Detailed analysis of areas requiring accounting policy changes and selection of ongoing IFRS policies.	Target is to complete by Q2 2010, however, updates may be required until end of 2010.

Preparation of draft opening balance sheet under IFRS at the date of transition (January 1, 2010).	By Q2 2010

Development of IFRS financial statement format.	By Q3 2010

Resolution of accounting policy change implications on information technology, internal controls and contractual arrangements.	Preliminary assessment is that implications are not significant. Final resolution by Q3 2010.

Development of IFRS expertise	Ongoing until full adoption in 2011

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities. The fair values of financial instruments approximate their carrying values due to their short-term nature.

The Company’s financial instruments are exposed to certain risks, as summarized below.

Currency risk

The Company’s functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Company’s mineral interests are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office in Canada, maintains cash accounts in Canadian and US dollars and Mexican pesos, and has monetary assets and liabilities in Canadian and US dollars and Mexican pesos. The currency exchange rate between Canadian dollars and US dollars and Mexican pesos fluctuated from a low of US$0.77 and MXP$10.62 to a high of US$0.98 and MXP$12.78 for C$1 during calendar 2009. As such, the Company is subject to foreign currency fluctuation risks and such fluctuations may adversely affect its financial position and operating results. The Company does not use derivative instruments to reduce its exposure to currency risk, however, management does not believe exposure to currency risk is significant.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit risk

The Company’s credit risk is limited to its investment in cash and receivables. The Company holds its cash with reputable international financial institutions where it also maintains its bank accounts. Receivables consist primarily of goods and services tax due from the Federal Government of Canada and Mexican value added tax (IVA) due from the Government of Mexico. Management believes the risk of loss due to the credit worthiness of its counterparties is remote.

Interest rate

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has very limited interest rate risk as it holds no interest-bearing financial obligations or assets.

Liquidity risk

The Company’s financial instruments are not exposed to liquidity risk as it has sufficient working capital to meet its current obligations. More broadly, the Company’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof. The Company has no regular cash inflow from its operating activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned development, exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and significant expenditures and commitments. Failure to realize additional funding, as required, could jeopardize the Company’s ability to develop its mineral interests or complete an acquisition opportunity.

OTHER MD&A REQUIREMENTS

Outstanding share data

As at the date of this MD&A, the Company has 59,973,283 common shares issued and outstanding, of which 7,311,666 shares are held in escrow. The shares in escrow will be released on the following dates:

April 29, 2010	1,138,958
October 29, 2010	1,483,437
April 29, 2011	1,483,437
October 29, 2011	3,205,833
7,311,666

Stock option plan

In July 2009, the board of directors amended the Company’s stock option plan to increase the number of common shares reserved for issuance thereunder from 4,916,157 to 11,654,657, representing 20% of issued common shares after the July 2, 2009 private placement, and further, to extend the maximum length of the term of options from five to ten years in accordance with the recently revised policies of the TSXV. These amendments must be approved by the Company’s shareholders.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

On July 9, 2009, the Company granted an aggregate 6,400,000 stock options to its directors, officers and consultants, of which 900,000 are vested and exercisable on the date of grant for a term of five years to July 9, 2014, and 5,500,000 are subject to vesting provisions such that 40% vest on the date of grant and the balance vest as to 30% on each of July 9, 2010 and July 9, 2011, thereafter being fully vested and exercisable for a term of ten years to July 9, 2019. The options are exercisable at a per share price of $0.135, which was the stock price on the date of grant. The 5,500,000 options subject to vesting provisions cannot be exercised until the amendments to the stock option plan have been approved by the Company’s shareholders.

On October 29, 2009, 425,000 stock options were exercised at a price of $0.15 for proceeds of $63,750. As at the date of this MD&A, the Company has 9,875,000 stock options outstanding (including the 5,500,000 stock options subject to shareholder approval) with a weighted average exercise price of $0.16 and a weighted average remaining life of 6.7 years.

Warrants

The purchasers of the 30,000,000 shares issued in the July 2, 2009 private placement received one-half of one share purchase warrant for each share purchased. A full warrant entitles the holder to purchase one common share at an exercise price of $0.10 per share until July 2, 2011. In addition the broker received 3,000,000 agent’s warrants, each of which entitles the holder to purchase one common share at an exercise price of $0.08 until July 2, 2011. During the year ended December 31, 2009, 150,000 warrants were exercised at a price of $0.10 for proceeds of $15,000 and since January 1, 2010 a further 833,333 warrants at a price of $0.10 and 291,667 agents’ warrants at a price of $0.08 were exercised for proceeds of $106,667. As at the date of this MD&A, the Company has 16,925,000 share purchase warrants outstanding with a weighted average exercise price of $0.10 and a weighted average remaining life of 1.2 years.

RISKS AND UNCERTAINTIES

The Company’s business deals with significant risks and uncertainties due to the nature of mining, exploration and development activities. These risks and uncertainties may have a material and adverse impact on the Company’s future operating and financial performance and could cause its operating and financial performance to differ materially from expectations.

Given its current circumstances, management considers that the following risks and uncertainties are most relevant to its current operations and business plans. For a more complete, but not exhaustive, list of risks and uncertainties refer to the Company’s Annual Information Form dated April 28, 2010 filed on SEDAR at www.sedar.com. See also “Cautionary statement regarding forward-looking information” below.

Limited operating history and financial resources

The Company has a limited operating history and has no operating revenues and is unlikely to generate any in the foreseeable future from the Ventanas property, which is currently on care and maintenance. If the Company’s exploration program on the property is restarted in the future, additional funds will be required to prove economic deposits and, if found, to bring such deposits into production. Additional funds will also be required for the Company to search for potential acquisitions. The Company has limited financial resources and there is no assurance that sufficient additional funding will be available to it to fulfill its obligations or for further exploration, development and acquisitions, on acceptable terms or at all. There can be no assurance that the Company will be able to obtain adequate financing in the future to restart exploration and begin development of the Ventanas property or enable any acquisition. Failure to obtain additional funding on a timely basis could result in delay or indefinite postponement of further exploration, development and acquisitions and could cause the Company to forfeit its interests in the Ventanas property or to reduce or terminate its operations.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

There can be no assurance that the Company will find a suitable acquisition

The Company is currently seeking acquisition opportunities, focusing on producing or near-term producing properties. The mining industry is highly competitive and there are many companies in the industry possessing greater financial and technical resources. There is no assurance, therefore, that the Company will be successful in acquiring any mineral claims or a producing or near-term producing mineral property. If the Company cannot acquire such properties, it may be required to reduce or cease operations. Even if the Company succeeded in acquiring a mineral property, the resultant business arrangements may not ultimately prove beneficial to the Company’s business.

Title to property

Although San Luis, as holder of the legal interest in the Ventanas property, has provided reasonable assurance that the title is in good standing, title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. If a title defect exists, it is possible that the Company may lose all or part of its interest in the Ventanas property or any property it may acquire.

The Ventanas property is currently on care and maintenance

The Ventanas property is currently on “care and maintenance” status and there can be no assurances that the Company will decide to continue with exploration and development activities. The property is in the exploration stage and mining projects at this stage have no significant operating history upon which to base estimates of future cash flows. It is possible that actual costs may differ materially from the Company’s estimates and there can be no assurance that estimates of future exploration and development and costs will result in the current care and maintenance status of the property being changed. Further, it is not unusual in the mining industry for new mining operations to experience unexpected problems during start-up, resulting in delays and requiring more capital than anticipated.

Mineral exploration and development

Resource exploration and development is a speculative business. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. Substantial expenditures are required to establish reserves through drilling and to develop the mining, processing facilities and infrastructure at any site chosen for mining. Few properties that are explored are ultimately developed into producing mines. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations. Even if the Ventanas property can at some point be put in production, or the Company acquires another property that can be put into production, there is no assurance that the Company will have available to it the necessary expertise to manage a property at this stage.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Disclosure controls and procedures

As required by Multilateral Instrument 52-109, management is responsible for establishing and maintaining disclosure controls and procedures. These responsibilities include: (i) designing the Company’s disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, is known to them during the time period when quarterly and annual filings are being prepared; and (ii) evaluating the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD&A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation.

Readers are cautioned that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2009 in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods.

Cautionary statement on forward-looking statement information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, the intention of resuming exploration activities on the Ventanas property, the requirement for future financings, and the possible requirement to negotiate a modification of the Ventanas option agreement. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. These risks and uncertainties include those relating to the uncertainty that the Company will be able to identify appropriate acquisition opportunities, or if an opportunity is identified, that the Company will be able to conclude a transaction on satisfactory terms, interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company’s expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the risk that exploration activities on the Ventanas property may not resume, either because of a lack of funds for other reasons, the uncertainty that any required modification to the Ventanas option agreement may not be obtained on terms acceptable to the Company or at all, and other risks and uncertainties, including those described under “Risk Factors” of the Company’s Annual Information Form dated April 28, 2010 as well as the risks set out in the “Risks and uncertainties” in each management discussion and analysis all filed with Canadian securities regulators and available on SEDAR at www.sedar.com.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, forward-looking information is based on various assumptions including, but not limited to, the expectations and beliefs of management, assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets, the assumption that the optionor of the Ventanas property would be amenable to a modification of the option agreement if such were requested, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note for USA readers

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States’ Securities and Exchange Commission (“SEC”).

On behalf of the Board

“Wade D. Nesmith”

Wade D. Nesmith
CEO, Co-chair and Director